# Annual Report

## Cover Page

Name of issuer:

Heleum LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: AZ
Date of organization: 4/6/2017

Physical address of issuer:

2747 E University Dr #30451
Mesa AZ 85213

Website of issuer:

https://heleum.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

3

| | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $573.00 | $11,029.00 |
| Cash & Cash Equivalents: | $540.00 | $11,006.00 |
| Accounts Receivable: | $0.00 | $0.00 |
| Short-term Debt: | $0.00 | $0.00 |
| Long-term Debt: | $140,141.00 | $122,212.00 |
| Revenues/Sales: | $5,800.00 | $34,255.00 |
| Cost of Goods Sold: | $0.00 | $0.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | ($21,939.00) | ($87,118.00) |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

## Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

**THE COMPANY**

1. Name of issuer:

Heleum LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

<p>They failed to submit an annual report in the past.</p>

**DIRECTORS OF THE COMPANY**

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| Taylor Ellsworth | CTO | Heleum LLC | 2017 |
| Pace Ellsworth | CEO | Heleum LLC | 2017 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

**OFFICERS OF THE COMPANY**

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|
| Dan Pratt | CMO | 2017 |
| Ben Pratt | CIO | 2017 |
| Taylor Ellsworth | CTO | 2017 |
| Pace Ellsworth | CEO | 2017 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

**PRINCIPAL SECURITY HOLDERS**

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Taylor Ellsworth | 4125000.0 Interest Units | 41.25 |
| Pace Ellsworth | 4125000.0 Interest Units | 41.25 |

**BUSINESS AND ANTICIPATED BUSINESS PLAN**

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

**RISK FACTORS**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company's cash position is relatively weak. The Company currently has only $26,280 in cash balances as of December 31, 2017. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive financial technology space. Additionally, the product may be in a market where customers will not have brand loyalty.

A legal opinion has been issued on the Company's operations. Heleum's counsel has provided a formal legal opinion stating that the Company operates under a legal business model and is not subject to regulatory oversight as an entity generating revenue via carried interest, but this document is somewhat limited in scope.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $154,822 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of units, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has had transactions with related parties. During the period from April 06, 2017 (inception) to December 31, 2017, members advanced funds to the Company for operations. Member advances at December 31, 2017 were $154,961. These advances are non-interest bearing.

We may not be successful in obtaining issued patents. Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. We filed a provisional patent application for Automated Mesh Trading Algorithm in August 2017. Filing a provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. We are not currently protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our
reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

We are subject to rapid technological change and dependence on new product development. Our industry is characterized by rapid and significant technological developments, frequent new product introductions and 9 enhancements, continually evolving business expectations and swift changes. To compete effectively in such
markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors
introduces products and services that better address a customer's needs, our business would be adversely affected.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services. We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

The development and commercialization of our products and services are highly competitive. We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products and services.

The Company's success depends on the experience and skill of the board of managers, its executive officers and key employees. In particular, the Company is dependent on Pace Ellsworth and Taylor Ellsworth. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of managers or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including 10 "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

You may have limited rights. The Company has not yet authorized preferred units, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

Cryptocurrencies are volatile, and as such are a risky investment for any prospective investors.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

# Ownership and Capital Structure

**DESCRIPTION OF ISSUER'S SECURITIES**

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Interest Units | 10,000,000 | 10,000,000 | Yes |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Warrants: | |
| Options: | |

24. Describe the material terms of any indebtedness of the issuer:

*Loan*

| | |
|---|---|
| **Lender** | Scott Dobbins |
| **Issue date** | 08/01/17 |
| **Amount** | $17,480.00 |
| **Outstanding principal plus interest** | $17,480.00 as of 06/29/18 |
| **Interest rate** | 0.0% per annum |
| **Current with payments** | Yes |

*These loans are expected to be paid back in the future at the discretion of the company, once funds are sufficient. This investor has also been awarded with equity.*

*Loan*

| | |
|---|---|
| **Lender** | Nathan Dobbins |
| **Issue date** | 08/01/17 |
| **Amount** | $17,480.00 |
| **Outstanding principal plus interest** | $17,480.00 as of 06/29/18 |
| **Interest rate** | 0.0% per annum |
| **Current with payments** | Yes |

*These loans are expected to be paid back in the future at the discretion of the company, once funds are sufficient. This investor has also been awarded with equity.*

*Loan*

| | |
|---|---|
| **Lender** | Laurett Ellsworth |
| **Issue date** | 09/01/17 |
| **Amount** | $120,000.00 |
| **Outstanding principal plus interest** | $120,000.00 as of 06/29/18 |
| **Interest rate** | 0.0% per annum |
| **Current with payments** | Yes |

*These loans are expected to be paid back in the future at the discretion of the company, once funds are sufficient. This investor has also been awarded with equity.*

The Company entered into short-term credit facility for $14,200 in September of 2017 which bears interest at 15%. During the period ending December 31, 2017, the Company made payments to the principal balance in the amount of $9,361 and the outstanding balance at December 31, 2017 was $4,839. The Company will continue to pay back this loan until it is paid in full.

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| 12/2018 | Regulation Crowdfunding | SAFE | $120,925 | General operations |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

| | |
|---|---|
| **Name** | Laurett Ellsworth |
| **Amount Invested** | $120,000.00 |
| **Transaction type** | Loan |
| **Issue date** | 09/01/17 |
| **Outstanding principal plus interest** | $120,000.00 as of 06/29/18 |
| **Interest rate** | 0.0% per annum |
| **Outstanding** | Yes |
| **Current with payments** | Yes |
| **Relationship** | Mother of CEO and founder |

*These loans are expected to be paid back in the future at the discretion of the company, once funds are sufficient. This investor has also been awarded with equity.*

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

**Overview**

Heleum is building an automated trading application to allow users to create and share automated trading strategies, and record their trading history to the Bitcoin SV blockchain. Heleum plans to allow trading of cryptocurrencies, as well as stocks, options, futures, and foreign exchange currencies.

We operated a one-size-fits-all cryptocurrency trading application from late 2017 to early 2019. Due to unfavorable trading conditions and the volatility of the cryptocurrency market, we paused our application to rebuild with a more stable and scalable vision.

At Heleum, we're working to:
- Build our new flagship web and mobile application
- Release new services to automatically trade assets all around the world
- Help users manage their finances automatically so they can focus on what matters in their lives

**Milestones**

Heleum LLC was incorporated in the State of Arizona in April 2017.

Since then, we have had:

- over 5,000 new users in 96 countries.

- hands-free cryptocurrency trading.

- multiple asset classes, with an eye on expansion.

**Historical Results of Operations**

Our company was organized in April 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $5,800 compared to the year ended December 31, 2018, when the Company had revenues of $34,255.

- *Assets.* As of December 31, 2019, the Company had total assets of $573, including $573 in cash. As of December 31, 2018, the Company had $11,029 in total assets, including $11,029 in cash.
- *Net Loss.* The Company has had net losses of $21,939 and $87,118 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $140,141 for the fiscal year ended December 31, 2019 and $122,212 for the fiscal year ended December 31, 2018.

**Related Party Transaction**

Refer to Question 26 of this Form C for disclosure of all related party transactions.

**Liquidity & Capital Resources**

To-date, the company has been financed with $154,960 in debt. Except as otherwise described in this report, we do not have additional sources of capital. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

**Runway & Short/Mid Term Expenses**

No significant financial changes in the business have occurred from 12/31/2019 to today, 05/23/2020. Heleum LLC cash in hand is $615.80, as of May 23, 2020. Over the last three months, revenues have averaged $3/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $3,633/month, for an average burn rate of $3,630 per month.

While revenue has remained near zero, we have cut our expenses further in preparation for a lean restart to our development. Our founders have started a new software development company, Nuclius, to fully fund and organize Heleum's re-launch development & marketing. We anticipate reducing our overhead to almost zero shortly as all regular expenses are rolled into Nuclius. Our revenue will likely remain low for the next 6 months as we don't anticipate relaunching Heleum until 2021. Our intention is to be profitable in 6-12 months. Once it launches, we anticipate getting monthly recurring revenue from account balances, and possibly optional tips.

However, starting in July, we intend to begin capital sharing using investment capital from Nuclius. This will both be for helping our investors achieve a return on investment, and help users recover funds lost in the cryptocurrency crash.We will rely on investment capital from Nuclius in the next 6-12 months as Nuclius employs the developers needed to rebuild Heleum from scratch with a new business model, which will be announced in the future. Nuclius is a new, solvent, debt-free company wholly owned by Heleum CEO Pace Ellsworth. Nuclius is growing rapidly through software development contracts with various small businesses in the US.

# FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

# OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

# ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://heleum.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

# APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Ben Pratt
Dan Pratt
Pace Ellsworth
Taylor Ellsworth

Appendix E: Supporting Documents

Heleum_Operating_Agreement_2017.pdf

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SAFE (Simple Agreement for Future Equity)
- Early Bird SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Ben Pratt
- Dan Pratt
- Pace Ellsworth
- Taylor Ellsworth

Appendix E: Supporting Documents

- Heleum_Operating_Agreement_2017.pdf

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

Heleum LLC

By

Pace Ellsworth

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Pace Ellsworth
CEO
5/31/2020

Taylor Ellsworth
CTO
5/24/2020

Ben Pratt
CIO
5/24/2020

Pace Ellsworth
CEO
5/24/2020

*The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.*